Exhibit 99.2

Interim report for the first quarter of 2018 Accelerating the late-stage clinical pipeline 16 May 2018 1

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. 2

Agenda Business highlights By Britt Meelby Jensen, President & CEO Financial highlights By Mats Blom, EVP & CFO 2018 outlook By Britt Meelby Jensen, President & CEO 3

Two marketed products and an attractive late-stage clinical pipeline

Preclinical	Phase 1	Phase 2	Phase 3	Registration
GLP-1/GLP-2 Dual agonist	**GLP-1/GLU[1] dual agonist** Obesity/type 2 diabetes **Phase 1 ongoing**	**Glepaglutide GLP-2 analog** Short bowel syndrome **Phase 3 ready**	**Dasiglucagon HypoPal® rescue pen** Acute, severe hypoglycemia **Phase 3 ongoing**	
GIP/GLP-1/ glucagon mono/dual/triple portfolio	**Amylin[1] analog** Obesity/type 2 diabetes **Phase 1 ongoing**	**Dasiglucagon dual-hormone pump therapy** Diabetes management **Phase 2b ready**		
Ion channel blockers		**Dasiglucagon rare diseases** Congential hyperinsulism **Phase 3 ready**		
Other non-disclosed candidates		**Elsiglutide (GLP-2)** **Phase 2 ready**		

Marketed products[2]

Soliqua® 100/33
GLP-1 / Basal insulin fixed-dose combination

Lyxumia® / Adlyxin®
Once-daily GLP-1 analog

1 Global development and commercial rights are owned by Boehringer Ingelheim.
2 Marketed globally by Sanofi: 10% royalty on global sales and USD 100 million in outstanding milestone revenue

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ZEALAND PHARMA

Business highlights By Britt Meelby Jensen, President & CEO 5

Business highlights Glepaglutide Short bowel syndrome Detailed Phase 2 data presented at the ASPEN conference in U.S. New clinical evidence supports potential for a once-weekly drug Successful End-of-Phase 2 meeting with FDA Dasiglucagon HypoPal® rescue pen First Phase 3 trial sucessfully meet its primary objective Pivotal Phase 3 trial ongoing with patients recruitment on track Dasiglucagon Congenital Hyperinsulinism FDA approval of IND application for initiation of two Phase 3 clinical trials Zealand and Roche Diabetes Care enter Phase 3 study collaboration Strategic adviser to management: Dr. Francois Nadar, U.S. / global biopharma Organization Organization strengthened with Ivan Møller, SVP Tech Dev & Ops Election of new Board member: Kirsten Drejer 6

Glepaglutide for short bowel syndrome – positive Phase 2 results presented at the ASPEN conference in U.S., January 2018 Phase 2 study design Phase 2 data highlights1 • Decrease in fecal wet weight output • Increase in intestinal wet weight and electrolyte absorption • Increase in urine production • Observed to be safe and well tolerated at all 3 doses • Indication of a significantly longer half-life of glepaglutide 1 Zealand company release, 19 June 2017 7

Phase 2 primary endpoint: significant output in the 1 mg and 10 mg groups decreases in fecal wet weight Absolute fecal wet weight output reduction (g/day)1 Relative fecal wet weight output reduction (%)1 p=0.0002 p=0.27 p=0.002 8

Increases in urine production observed in the Phase 2 trial is important to guide reductions in parenteral support Absolute change in urine weight (g/day) Relative change in urine weight (%) % Insert relative uptake % % 9

Glepaglutide – pharmacokinetic results support potential for less dosing frequent Results from pharmacokinetic trial reported in January 2018 supports potential for weekly dosing1 Pharmacokinetic results • Twice weekly dosing ensures exposure levels at and above the exposure levels obtained following 1 mg/day • Exposure following once weekly dosing will fluctuate around exposure levels obtained following 1 mg/day Illustrative 10 1 Company Press Release No. 5/2018,. Simulation based on preliminary non QA-checked PK-data;.2. In Development by company

Successful End-of-Phase 2 meeting with FDA, on track for initiation of pivotal Phase 3 trial in H2 2018 Phase 3, double-blind, placebo controlled trial in 130 SBS patients evaluating safety and efficacy of twice and once weekly glepaglutide over 24 weeks of dosing Screening Follow-up Run-in Treatment Primary endpoint: • Number of subjects having at least a 20% reduction in parenteral support (PS) at 6 months Key secondary endpoints: • Relative reduction in PS • Fraction of patients achieving one day off PS -8 to -2 0 4 8 12 16 20 24 28 Weeks from first treatment 11 1:1:1 randomization Glepaglutide twice a week Glepaglutide once a week Placebo

Dasiglucagon – first Phase 3 for the HypoPal® rescue pen reported positive results Positive results from first Phase 3 trial during the quarter. Results from pivotal Phase 3 expected in H2 2018. The first Phase 3 trial was to evaluate the immunogenicity of repeated single doses of dasiglucagon in 90 patients with type 1 diabetes Patient enrolment on track in the ongoing Pivotal Phase 3 trial • Results confirm dasiglucagon’s safety profile with no treatment-induced or treatment-boosted anti-drug antibodies • Additional results from this Phase 3 trial will be available in Q2 2018 and results from the pivotal Phase 3 efficacy trial are expected in H2 2018 • Dasiglucagon is a potential first-in-class stable glucagon analog to be launched in the HypoPal® rescue pen 12

Dasiglucagon for congenital hyperinsulism of two Phase 3 trials – FDA approved IND for initiation The Phase 3 trials are set to start in H2 2018 • The U.S. Food and Drug Administration (FDA) approved Zealand’s Investigational New Drug (IND) application for initiation of two Phase 3 clinical trials • In the Phase 3 program, Zealand will evaluate the potential of continuous dasiglucagon infusions deliveres via the Accu-Chek® Combo pump system to prevent hypoglycemia in up to 50 children with CHI • In April, Zealand and Roche Diabetes Care entered into Phase 3 study collaboration 13

Soliqua® 100/33 continue to grow Weekly prescriptions of Fixed-dose combination of GLP-1 analog (Lyxumia®/Adlyxin®) and basal insulin (Lantus®) Increasing Sanofi royalties based on Soliqua® 100/33 uptake Average weekly prescriptions (TRx)2 4000 Soliqua® 100/33 Launched in the U.S. in 2017 3500 3000 2500 2000 1500 Suliqua® Approved in EU in 2017, launch ongoing 1000 500 0 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 1 Global development and commercial rights are owned by Sanofi; 2 IMS data, calculated average based on weekly prescriptions (TRx) 14

Financial highlights By Mats Blom, EVP & CFO 15

Q1 2018 financial results Highlights Q1 2018 • Royalty revenue: DKK 11 million / USD 2 million • Net operating expenses: DKK 92 million / USD 15 million Cash position • DKK 567 million / USD 94 million • Includes DKK 6 million / USD 1 million restricted cash 16 DKK ‘000 Q1 2018 Q1 2017 FY 2017 Income statement Revenue (royalties and milestone payments) Royalty expenses Research and development expenses Administration expenses Other operating income 10,829 -1,462 -85,689 -6,232 50 77,619 -10,479 -60,696 -9,886 120 139,775 -14,629 -324,667 -47,470 607 Operating loss -82,504 -3,322 -246,384 Net financial items Tax -10,266 1,375 -24,380 1,375 -31,387 5,500 Net result for the period (after tax) -91,395 -26,327 -272,271

2018 outlook By Britt Meelby Jensen, President & CEO 17

2018 will be a significant year with upcoming value-driving catalysts

News flow: rest of 2018

Glepaglutide

Glepaglutide GLP-2 analog
Short bowel syndrome
Phase 3 initiation

Dasiglucagon

Dasiglucagon HypoPal® rescue pen
Acute, severe hypoglycemia
Pivotal Phase 3 results

Dasiglucagon Rare disease
Congenital hyperinsulinism
Phase 3 initiation

Dasiglucagon dual-hormone pump therapy Diabetes management
Phase 2b initiation

Other

Soliqua® 100/33[1]
Sales updates

Amylin analog[2]
Obesity/type 2 diabetes
Phase 1 results

GLP-1/GLU dual agonist[2]
Obesity/type 2 diabetes
Phase 1 results

Pre-clinical pipeline
Disclose next candidate for clinical development

1 Partnered with Sanofi
2 Partnered with Boehringer Ingelheim

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ZEALAND PHARMA

Q&A session Upcoming Investor presentations Jefferies Global Healthcare Conference, New York, U.S. 5-8 June , 2018 InvestorDagen, Aarhus, Denmark June 12, 2018 Goldman Sachs Annual Global Healthcare Conference, Palos Verdes, U.S. June 12-14, 2018 LSP Biocapital Diabetes Conference, Münich, Germany July 5, 2018 19